UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

L.B. Foster Company
(Exact name of registrant as specified in its charter)

Pennsylvania	000-10436	25-1324733
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

415 Holiday Drive, Suite 100, Pittsburgh, Pennsylvania		15220
(Address of principal executive offices)		(Zip Code)

Sean M. Reilly, (412) 928-3400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of L.B. Foster’s Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025 is provided as Exhibit 1.01 hereto and is publicly available on our corporate website, https://www.lbfoster.com as well as the Securities and Exchange Commission’s EDGAR database at https://www.sec.gov. Our website and the information posted thereto is not part of this Form SD and unless otherwise stated is specifically not incorporated by reference herein.
Item 1.02 Exhibit
As specified in Section 3 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosures
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit Number	Description
1.01	Conflict Minerals Report dated May 28, 2026, of L.B. Foster Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. FOSTER COMPANY
(Registrant)

Date:	May 28, 2026	By: /s/ Sean M. Reilly
Sean M. Reilly
Corporate Controller and Principal Accounting Officer